Securities and Exchange SION

17009037

MAR 01 2017

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Second Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd., Suite 150
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Second Street Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MINOO AKHAVAN
Commission # 2050814
Notary Public - California
Los Angeles County
My Comm. Expires Dec 31, 2017

Debasish Banerjee
Signature

FINOP
Title

Minoo Akh February 22, 2017 State of California Los Angeles County
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

I have audited the accompanying statement of financial condition of Second Street Securities, Inc. as of December 31, 2016 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Second Street Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Second Street Securities, Inc.as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Second Street Securities, Inc.'s financial statements. The supplemental information is the responsibility of Second Street Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

SECOND STREET SECURITIES, INC.

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	4,409,075
Receivables from broker dealers		1,306,696
Office and computer equipment		145,173
Less: accumulated depreciation		(145,173)
Other assets (including Goodwill)		133,569,785
Total Assets	$	139,285,556

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	-
Income taxes payable		757,068
Total Liabilities	$	757,068

STOCKHOLDER'S EQUITY

Common stock, $0.50 par value, 1,000 shares authorized, issued, and outstanding	$	500
Additional paid-in-capital		135,299,499
Retained Earnings		3,228,489
Total Stockholder's Equity	$	138,528,488
Total Liabilities and Stockholder's Equity	$	139,285,556

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2016

REVENUES		
Revenue (Note 5)	$	7,473,701
Total Revenues	$	7,473,701
EXPENSES		
Bank charges	$	5,119
SIPC dues		19,283
Dues and subscriptions		11,293
Outside contractors		60,000
Outside services		4,501
Audit fees		19,500
Total Expenses	$	119,696
NET INCOME BEFORE INCOME TAXES	$	7,354,005
LESS: INCOME TAX EXPENSE (Note 7)		2,978,284
NET INCOME	$	4,375,721

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Beginning balance January 1, 2016	$ 500	$ 135,299,499	$ (147,232)	$ 135,152,767
Dividends paid to parent			(1,000,000)	(1,000,000)
Net income			4,375,721	4,375,721
Ending balance December 31, 2016	$ 500	$ 135,299,499	$ 3,228,489	$ 138,528,488

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,375,721
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Receivables from broker dealers		22,442
Increase (decrease) in liabilities		
Income taxes payable		(25,803)
Total adjustments	$	(3,361)
Net cash provided by operating activities	$	4,372,360
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	$	(1,000,000)
Net cash used in financing activities	$	(1,000,000)
Net Increase in cash	$	3,372,360
Cash at beginning of year		1,036,715
Cash at end of year	$	4,409,075
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes to parent	$	3,004,087

The accompanying notes are an integral part of these financial statements

Note 1: NATURE OF BUSINESS

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation and is a wholly-owned subsidiary of Advent Software, Inc. (the "Parent"). The Company conducts business with only one registered broker-dealer, Sungard Institutional Brokerage ("Sungard").

Prior to February 2, 2015 the Company was a wholly-owned, direct subsidiary of Advent Software, Inc. ("Advent"). Advent entered into an Agreement and Plan of Merger (the "Agreement") with SS&C Technologies Holdings, Inc. ("SS&C"), a publicly-traded company, on February 2, 2015. Pursuant to the Agreement, Arbor Acquisition Company, Inc. ("Arbor"), a Delaware corporation and a wholly-owned subsidiary of SS&C, merged with and into Advent, with Advent as the surviving entity. Shares of Advent's stock were canceled and retired. As a result, the Company has become a wholly-owned, indirect subsidiary of SS&C.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductibles amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred Income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in California. Federal income taxes are calculated as if the Company files on a separate return basis.

The parent company on a consolidated basis is subject to review by the Internal Revenue Service for years ending December 31, 2013, 2014 and 2015, for any tax assessments on previously filed returns.

Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Similarly, under 301.6501(a)-1(b) of the Tax Regulations no proceeding in court by the IRS without assessment for the collection of any tax can begin after the expiration of 3 years.

Under section 6501(e) of the Tax Code and section 301.6501(e)-1 of the Tax Regulations the statute of limitations is 6 years if the taxpayer omits additional gross income in excess of 25% of the amount of gross income stated in the tax return filed with the IRS.

For assessments of tax or levy made after November 5, 1990 the IRS cannot either collect or levy any tax 10 years after the date of assessment of tax or levy. (Section 6502(a)(1) of the Tax Code and section 301.6502-1 of the Tax Regulations). Court proceedings must also be started by the IRS within the 10 years stature of limitations. (Section 301.6502-1(a)(1) of the Tax Regulations).

The 10 year statute of limitations can be extended by agreement between the taxpayer and the IRS provided the agreement is made prior to the expiration of the 10 year period. (Section 6501(c)(4) of the Tax Code and section 301.6501(c) -1(d) of the Tax Regulations).

Use of Estimates

The preparation of financial statements in conformity with generally excepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2016.

Note 3: OFFICE AND COMPUTER EQUIPMENT

Details of office and computer equipment as of December 31, 2016 are as follows:

Computer hardware and software	$	145,173
Less: Accumulated depreciation		(145,173)
	$	0

There was no depreciation expense for the year ended December 31, 2016.

Note 4: RECEIVABLES FROM BROKER-DEALERS AND OFF BALANCE SHEET RISK

The Company provides a software platform for executing brokers with whom it has a revenue share relationship, for use of its proprietary software by clients of the executing broker. Full payment is required upon settlement of customer trades. The Company is exposed to risk of loss in the event that its executing broker fails to satisfy its obligation.

The receivables from the broker-dealer are pursuant to such revenue share agreement.

Note 5: REVENUE SHARING AGREEMENT

The Company has an agreement with a third party in which the Company shares in commissions and receives payments from Sungard Institutional Brokerage ("Sungard"), a registered broker-dealer, based on routing fees paid by customers to Sungard for trade order routing from Advent's order management system through Sungard's STN Network. The Company's share of the revenue generated from this arrangement for the year ending December 31, 2016 was approximately $7,473,701.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2016 the Company's net capital of $3,652,007 exceeded the minimum net capital requirement of $100,000, and the Company's ratio of aggregate indebtedness of $757,068 to net capital was 0.21:1, which is less than the 15:1 maximum ratio requirement.

Note 7: INCOME TAXES

For the year ended December 31, 2016, the Company had an income tax expense of $2,978,284.

Note 8: EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in revenue share with a counterparty. In the event the counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the Company.

The Company has one customer, Sungard.

Note 10: SUBSEQUENT EVENTS

On January 31, 2017, the Company entered an adjustment to the income tax payable liability for the year ended December 31, 2016, reducing its reported balance from $757,068 to $748,401. The Company paid the balance of $748,401 on February 13, 2017.

The company has evaluated all material subsequent events through the date of issuance of the audit opinion on February 23, 2017.

SECOND STREET SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Stockholder's equity, December 31, 2016	$ 138,528,488	$ 138,528,488	-
Less: Non allowable assets:			-
Accounts receivable	1,306,696	1,306,696	
Other assets	133,569,785	133,569,785	-
Tentative net capital	$ 3,652,007	$ 3,652,007	-
Haircuts:	-	-	-
NET CAPITAL	$ 3,652,007	$ 3,652,007	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 3,552,007	$ 3,552,007	-
Aggregate indebtedness	$ 757,068	$ 757,068	-
Ratio of aggregate indebtedness to net capital	0.21:1	0.21:1	-

There were no noted differences between the audit and focus filed at December 31, 2016.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Second Street Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Second Street Securities, Inc.

By:

Debasish Banerjee, FINOP
(Name and Title)

2/23/17
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Second Street Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Second Street Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Second Street Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Second Street Securities, Inc., stated that Second Street Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Second Street Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Second Street Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

SECOND STREET SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2016

SECOND STREET SECURITIES, INC.

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